Exhibit No. 99

NEWS RELEASE

NIAGARA MOHAWK HOLDINGS REPORTS SECOND QUARTER 2001 RESULTS

SYRACUSE, August 13 – Niagara Mohawk Holdings, Inc. (NYSE: NMK), parent company of Niagara Mohawk Power Corp. (Niagara Mohawk), a regulated energy delivery company, today reported results for the second quarter of 2001.

Earnings before interest, taxes, depreciation and amortization (EBITDA) for the twelve months ended June 30, 2001, were $1.09 billion, compared to a level of $1.10 billion for the twelve months ended March 31, 2001.

The company reported a loss of $80.0 million, or a loss of 50 cents per share. This compares to a loss of $19.7 million or a loss of 12 cents per share in the second quarter of 2000. The second quarter of 2001 includes a charge of $44.0 million or 27 cents per share due to the recognition of an impairment charge as a result of the company’s assessment of its investment in a development stage telecommunications company. The second quarter of 2000 included an extraordinary item related to the cost of the early retirement of debt of $0.9 million, or 1 cent per share. Reported earnings have been and will continue to be substantially depressed due to the non-cash charges related to the Master Restructuring Agreement.

Earnings for the second quarter of 2001 were also reduced by $14.7 million, or 9 cents per share, as a result of higher income taxes caused by a change in the intra-period tax allocation methodology for recognizing the flow-through of certain tax benefits and liabilities; by $10.5 million, or 7 cents per share, as a result of Niagara Mohawk’s exposure to higher natural gas prices in its purchased power portfolio; and by $1.8 million or 1 cent per share as a result of the third phase of electricity price reductions implemented as part of Niagara Mohawk’s current electric regulatory agreement.

Earnings for the second quarter of 2001 were positively impacted by $6.5 million, or 4 cents per share due to lower interest costs; and by $3.3 million, or 2 cents per share due to a credit related to New York State’s “Power For Jobs” economic development program.

The company reported a loss of $80.4 million, or a loss of 50 cents per share for the twelve months ended June 30, 2001, compared to a loss of $55.1 million, or a loss of 31 cents per share for the twelve months ended June 30, 2000. The loss for the twelve months ended June 30, 2001 includes a charge of $44.0 million or 27 cents per share due to the recognition of an impairment charge as a result of the company’s assessment of its investment in a development stage telecommunications company and also includes a $12.8 million, or 8 cents per share for the cumulative effect of adopting Statement of Financial Accounting Standards (SFAS) No. 133 - “Accounting for Derivative Instruments and Hedging Activities.” The twelve-month period ended June 30, 2000 included an extraordinary item related to the cost of the early retirement of debt of $14.0 million, or 8 cents per share.

Results for the twelve months ended June 30, 2001 were increased by $19.4 million, or 12 cents per share for insurance proceeds and disaster relief associated with the 1998 ice storm restoration effort; by $17.6 million, or 11 cents per share due to lower interest expense; by $17.7 million, or 11 cents per share for higher gas margin during the twelve months ended June 30, 2001; and by $14.5 million, or 9 cents per share due to a credit related to New York State’s “Power For Jobs” economic development program.

Results for the twelve months ended June 30, 2001 were negatively impacted by $70.6 million, or 44 cents per share as a result of Niagara Mohawk’s exposure to higher natural gas prices in its purchased power portfolio; and by $9.7 million, or 6 cents per share as a consequence of the second and third phases of electricity price reductions provided in Niagara Mohawk’s current electric regulatory agreement.

Niagara Mohawk’s electric revenues for the second quarter of 2001 were $781.2 million, up 1.4 percent from the same period in 2000. Electric revenues for the twelve months ended June 30, 2001 were $3.2 billion, down slightly from same period a year ago.

Retail sales of electricity for the three months and twelve months ended June 30, 2001 decreased 0.9 percent and 6.3 percent, respectively, compared to the same periods in 2000, primarily reflecting that more customers chose to buy electricity from other energy service providers. Total deliveries of electricity, which include deliveries to customers who chose to buy electricity from other energy service providers, were up 4.7 percent for the second quarter of 2001, and up 1.7 percent for the twelve months ended June 30, 2001, compared to the same periods in 2000.

Niagara Mohawk’s natural gas revenues for the second quarter of 2001 were $165.0 million, up 20.4 percent from the same period in 2000. For the twelve months ended June 30, 2001, natural gas revenues were $796.8 million, up 34.2 percent, compared to same period in 2000. Revenues in both periods were up primarily because of the higher market price of natural gas. The company passes the cost of the commodity directly on to customers without markup. Niagara Mohawk does not profit from the higher market price of natural gas.

Retail sales of natural gas for the three months and twelve months ended June 30, 2001, decreased 6.3 percent and increased 2.8 percent, respectively, compared to the same periods in 2000. The changes in both periods were primarily weather-related. Total gas deliveries, which includes the transportation of customer-owned gas, were down 11.1 percent and 6.6 percent, respectively, for the three months and twelve months ended June 30, 2001.

Consolidated Statements of Income will be filed with the Securities and Exchange Commission on Form 10-Q.

The company will host an earnings conference call today at 10:00 a.m. (EDT) to discuss second quarter results. In order to join the conference call, domestic callers may dial 877-692-2588; international callers may dial 973-628-6885 after 9:50 a.m. For those unable to join the call at that time, a replay will be available for one week by calling 877-519-4471, pin #2736277; the international replay number is 973-341-3080, pin #2736277.

In addition, the conference call will be webcast live and archived at http://www.NiagaraMohawk.com and http://www.StreetEvents.com. Listeners should go to either web site at least fifteen minutes before the event to download and install any necessary audio software. A replay will be available beginning approximately two hours after the conclusion of the conference call. There is no charge to access the call.

NOTE:    This release contains statements that constitute forward-looking information. Such statements are subject to certain risks, uncertainties and assumptions. All of these forward-looking statements are based on estimates and assumptions made by the company’s management which, although believed by the company’s management to be reasonable, are inherently uncertain. Such forward-looking statements are not guarantees of future performance or results and involve certain risks and uncertainties. Actual results or developments may differ materially from the forward-looking statements as a result of various factors.

EXHIBIT NO. 99-1

NIAGARA MOHAWK HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF INCOME
(Unaudited)

                                                                           In thousands of dollars
                                                       Three Months Ended      Six Months Ended      Twelve Months Ended
                                                           June 30,                June 30,               June 30,
                                                       2001        2000        2001        2000       2001        2000
--------------------------------------------------------------------------------------------------------------------------
OPERATING REVENUES:
Electric                                           $  904,247  $  893,145  $1,881,471  $1,822,414  $3,858,983  $3,636,128
Gas                                                   185,418     151,838     575,231     416,177     892,251     645,192
Other                                                     132         511         312       1,488       4,973       9,490
                                                   -----------------------------------------------------------------------
                                                    1,089,797   1,045,494   2,457,014   2,240,079   4,756,207   4,290,810
                                                   -----------------------------------------------------------------------
OPERATING EXPENSES:
Electricity purchased                                 411,240     407,582     851,915     782,637   1,784,224   1,400,369
Fuel for electric generation                            7,382      15,644      21,699      28,974      67,065     114,527
Gas purchased                                         111,263      79,994     391,627     236,980     588,691     363,316
Other operation and maintenance expenses              258,043     224,501     516,538     447,369     982,879     942,608
Amortization/accretion of MRA/IPP buyout costs         91,072      93,978     182,145     187,636     369,996     369,749
Depreciation and amortization                          79,217      78,362     157,104     156,312     313,129     312,860
Other taxes                                            65,225      70,442     115,808     138,774     261,592     330,210
                                                   -----------------------------------------------------------------------
                                                    1,023,442     970,503   2,236,836   1,978,682   4,367,576   3,833,639
                                                   -----------------------------------------------------------------------
OPERATING INCOME                                       66,355      74,991     220,178     261,397     388,631     457,171
Other income (deductions)                             (46,802)      2,553     (44,468)     (2,365)    (55,645)      4,987
                                                   -----------------------------------------------------------------------
INCOME BEFORE INTEREST CHARGES                         19,553      77,544     175,710     259,032     332,986     462,158
Interest charges                                       99,592     109,565     202,487     220,897     418,864     445,902
Preferred dividend requirement of subsidiary            7,757       7,904      15,515      15,808      31,144      34,568
                                                   -----------------------------------------------------------------------
INCOME (LOSS) BEFORE INCOME TAXES                     (87,796)    (39,925)    (42,292)     22,327     117,022    (18,312)

Income taxes                                           (7,761)    (21,116)      9,619      26,662     (23,812)     22,839
                                                   -----------------------------------------------------------------------
LOSS BEFORE EXTRAORDINARY ITEM AND
 CUMULATIVE EFFECT OF A CHANGE IN
 ACCOUNTING PRINCIPLE                                 (80,035)    (18,809)    (51,911)     (4,335)    (93,210)    (41,151)
Extraordinary item - Loss from the extinguishment
 of debt, net of tax                                       -        (909)          -        (909)          -     (13,966)
Cumulative effect of a change in accounting
 principle, net of tax                                      -           -      12,790           -      12,790           -
                                                   -----------------------------------------------------------------------
NET LOSS                                           $  (80,035) $  (19,718) $  (39,121) $   (5,244) $  (80,420) $  (55,117)
                                                   -----------------------------------------------------------------------
Average number of shares of common
 stock outstanding (in thousands)                     160,240     171,088     160,240     174,220     160,432     180,154

Basic and diluted loss per average share of
 common stock before extraordinary item and
 cumulative effect of change in accounting
 principle                                         $    (0.50) $    (0.11) $    (0.32) $    (0.02) $    (0.58) $    (0.23)
Extraordinary item per average share of
 common stock                                               -       (0.01)          -       (0.01)          -       (0.08)
Cumulative effect of change in accounting
 principle                                                  -           -        0.08           -        0.08           -
                                                   -----------------------------------------------------------------------
Basic and diluted earnings (loss) per average
 share of common stock                             $    (0.50) $    (0.24) $     0.03  $    (0.03) $    (0.50) $    (0.31)
                                                   =======================================================================
OTHER OPERATING DATA:
Earnings before interest charges, interest income, income taxes, depreciation and amortization, and other non-cash items, including amortization of nuclear fuel, allowance for funds used during construction, amortization/accretion of MRA/IPP buyout costs, deferral
of MRA interest rate savings, and non-recurring and extraordinary items                            $1,086,919  $1,170,339

Net cash interest                                                                                  $  341,489  $  359,326

Ratio of EBITDA to net cash interest                                                                      3.2         3.3
NOTES:

-   The above information is not given in connection with any sale or offer to sell or buy any stock or security.
-   The Company files periodic reports pursuant to the Securities Exchange Act of 1934. Accordingly, with respect to the financial information set forth above, you are requested to refer to such filings for more detailed information.

EXHIBIT NO. 99-2

NIAGARA MOHAWK POWER CORPORATION AND SUBSIDIARY COMPANIES
CONSOLIDATED STATEMENTS OF INCOME
(Unaudited)

                                                                   In thousands of dollars
                                                  Three Months Ended     Six Months Ended       Twelve Months Ended
                                                       June 30,               June 30,                June 30,
                                                   2001       2000        2001        2000        2001        2000
---------------------------------------------------------------------------------------------------------------------
OPERATING REVENUES:
Electric                                          $781,175  $770,226  $1,604,741  $1,598,272  $3,245,722  $3,248,397
Gas                                                164,976   136,978     521,116     382,825     796,793     593,558
                                                  -------------------------------------------------------------------
                                                   946,151   907,204   2,125,857   1,981,097   4,042,515   3,841,955
OPERATING EXPENSES:
                                                  -------------------------------------------------------------------
Electricity purchased                              283,495   286,192     574,548     566,082   1,184,389   1,028,796
Fuel for electric generation                         7,382    15,644      21,699      28,974      67,065     114,527
Gas purchased                                       91,726    65,533     341,486     203,965     495,045     312,407
Other operation and maintenance expenses           253,546   219,856     502,171     437,512     952,726     917,356
Amortization/accretion of MRA/IPP buyout costs      91,072    93,978     182,145     187,636     369,996     369,749
Depreciation and amortization                       79,093    78,212     156,861     156,044     312,620     312,303
Other taxes                                         65,041    70,257     115,444     138,252     260,703     329,383
                                                  -------------------------------------------------------------------
                                                   871,355   829,672   1,894,354   1,718,465   3,642,544   3,384,521
                                                  -------------------------------------------------------------------
OPERATING INCOME                                    74,796    77,532     231,503     262,632     399,971     457,434
Allowance for borrowed funds used during
  construction                                         397     1,104       1,195         840       2,805       2,859
Other deductions                                    (2,305)   (1,131)     (3,892)     (8,232)    (22,865)     (7,883)
                                                  -------------------------------------------------------------------
INCOME BEFORE INTEREST CHARGES                      72,888    77,505     228,806     255,240     379,911     452,410
Allowance for borrowed funds used during
  construction                                        (471)   (1,521)     (1,377)     (1,240)     (3,298)     (4,252)
Interest charges                                   100,063   111,086     203,864     222,137     422,162     450,154
                                                  -------------------------------------------------------------------
INCOME (LOSS) BEFORE INCOME TAXES                  (26,704)  (32,060)     26,319      34,343     (38,953)      6,508
Income taxes                                        (4,462)  (20,283)     13,312      25,287     (21,501)     18,649
                                                  -------------------------------------------------------------------
INCOME (LOSS) BEFORE EXTRAORDINARY ITEM            (22,242)  (11,777)     13,007       9,056     (17,452)    (12,141)
Extraordinary item - Loss from the extinguishment
  of debt, net of income taxes                           -      (909)          -        (909)          -     (13,966)
                                                  -------------------------------------------------------------------
NET INCOME (LOSS)                                  (22,242)  (12,686)     13,007       8,147     (17,452)    (26,107)
Dividends on preferred stock                         7,757     7,904      15,515      15,808      31,144      34,568
                                                  -------------------------------------------------------------------
BALANCE AVAILABLE FOR COMMON STOCK                $(29,999) $(20,590) $   (2,508) $   (7,661) $  (48,596) $  (60,675)
                                                  ===================================================================
NOTES:

-   The above information is not given in connection with any sale or offer to sell or buy any stock or security.
-   The Company files periodic reports pursuant to the Securities Exchange Act of 1934. Accordingly, with respect to the financial information set forth above, you are requested to refer to such filings for more detailed information.

EXHIBIT NO. 99-3

NIAGARA MOHAWK HOLDINGS, INC.
(Unaudited)
EARNINGS REPORT

                                                                            (In thousands of dollars)
                                                            Three Months Ended      Six Months Ended    Twelve Months Ended
                                                                 June 30,               June 30,               June 30,
                                                           2001          2000      2001         2000       2001        2000
                                                       ------------------------------------------------------------------------
Operating Revenues                                     $1,089,797  $1,045,494   $2,457,014  $2,240,079  $4,756,207  $4,290,810
Operating Income                                           66,355      74,991      220,178     261,397     388,631     457,171
Loss Before Extraordinary Item and
  Cumulative Effect of a Change in Accounting Principle   (80,035)    (18,809)     (51,911)     (4,335)    (93,210)    (41,151)
Extraordinary Item for Loss from Extinguishment
  of Debt (Net of Income Taxes)                                --        (909)          --        (909)         --     (13,966)
Cumulative Effect of Change in Accounting
  Principle (Net of Income Taxes)                              --          --       12,790          --      12,790          --
Net Loss                                                 $(80,035)   $(19,718)    $(39,121)    $(5,244)   $(80,420)   $(55,117)
Average Number of Shares of Common Stock Outstanding
  (in thousands)                                          160,240     171,088      160,240     174,220      160,432     180,154
Basic and Diluted Loss per Average Share of Common
  Stock Before Extraordinary Item and Cumulative Effect
  of Change in Accounting Principle                        $(0.50)     $(0.11)      $(0.32)     $(0.02)     $(0.58)     ($0.23)
Extraordinary Item per Average Share of Common Stock           --       (0.01)          --       (0.01)         --       (0.08)
Cumulative Effect of Change in Accounting Principle            --          --         0.08          --        0.08          --
Basic and Diluted loss per Average Share
  of Common Stock                                          $(0.50)     $(0.12)       $0.24      $(0.03)     $(0.50)     $(0.31)
                                                       ------------------------------------------------------------------------
NOTES:

-   The above information is not given in connection with any sale or offer to sell or buy any stock or security.
-   The Company files periodic reports pursuant to the Securities Exchange Act of 1934. Accordingly, with respect to the financial information set forth above, you are requested to refer to such filings for more detailed information.